INDEPENDENT AUDITORS' REPORT



To the Partners of PLM Equipment Growth Fund IV:

Under date of March 17, 2000, we reported on the balance sheets of PLM Equipment Growth Fund IV (the "Partnership") as of December 31, 1999 and 1998, and the related statements of operations, changes in partners' capital, and cash flows for each of the years in the three-year period ended December 31, 1999, which are included in Form 10K. In connection with our audits of the aforementioned financial statements, we also audited the related financial statement schedule in Form 10K. This financial statement schedule is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.





/s/ KPMG

SAN FRANCISCO, CALIFORNIA
March 17, 2000